

AB
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CRD: 101640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC

SEC FILE NUMBER

8- 52105

KH 3/4



11017634

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2010__ AND ENDING __12/31/2010__

                              MM/DD/YY                               MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

737 North Michigan Avenue, Suite 1700

(No. and Street)

Chicago                         Illinois                  60611

        (City)                          (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Douglas G. Denyer__                            860-723-8751

                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

200 Clarendon Street     Boston         Massachusetts   02116-5072

    (Address)              (City)                (State)          (Zip Code)

**CHECK ONE:**

      ☒ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB
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# OATH OR AFFIRMATION

I, __Douglas G. Denyer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Henderson Global Investors Equity Planning, Inc.__ , as of __December 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer & Financial Principal
Title

*Notary Public*

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



*Financial Statements*
*and Supplemental Information*

*Henderson Global Investors Equity Planning, Inc.*
*(a wholly-owned subsidiary of Henderson Global*
*Investors (North America) Inc.)*

*Year Ended December 31, 2010*

Ernst & Young LLP

# ⧉ ERNST & YOUNG

# Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Financial Statements Supplemental Information

Year Ended December 31, 2010

## Contents



**ERNST & YOUNG**

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

# Report of Independent Auditors

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. as of December 31, 2010, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Ernst & Young LLP*

ERNST & YOUNG LLP

February 22, 2011

1

# Henderson Global Investors Equity Planning, Inc.
## (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Financial Condition

### December 31, 2010

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 96,747 |
| Receivable from parent company | | 21,374 |
| Prepaid expenses | | 7,107 |
| Total assets | $ | 125,228 |

**Liabilities and stockholder's equity**

| | | |
|---|---|---:|
| Accrued professional fees | $ | 24,972 |
| Payable to parent company | | 8,571 |
| Total liabilities | | 33,543 |
| | | |
| Common stock, $1 par value, 100 shares authorized, issued and outstanding | | 100 |
| Paid-in capital | | 144,840 |
| Accumulated loss | | (53,255) |
| Total stockholder's equity | | 91,685 |
| Total liabilities and stockholder's equity | $ | 125,228 |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning, Inc.
## (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Operations

### Year ended December 31, 2010

**Revenue**

| | | |
|---|---|---:|
| Placement fees | $ | 50,000 |
| Interest income | | 10 |
| Total revenue | | 50,010 |

**Expenses**

| | |
|---|---:|
| Regulator fees | 62,631 |
| Professional fees | 19,988 |
| Other | 3,400 |
| Total expenses | 86,019 |

| | | |
|---|---|---:|
| Net loss before income tax benefit | | (36,009) |
| Tax Benefit | | 10,734 |
| Net loss after taxes | $ | (25,275) |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning, Inc.
## (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Changes in Stockholder's Equity

### Year ended December 31, 2010

| | Common Stock | Paid-in Capital | Accumulated Income/(Loss) | Total |
|---|---|---|---|---|
| Balance at January 1, 2010 | $ 100 | $ 144,840 | $ (27,980) | $ 116,960 |
| Net income/(loss) | - | - | (25,275) | (25,275) |
| Balance at December 31, 2010 | $ 100 | $ 144,840 | $ (53,255) | $ 91,685 |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning, Inc.
### (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement of Cash Flows

### Year ended December 31, 2010

**Cash flows from operating activities**

| | |
|---|---:|
| Net loss | $ (25,275) |
| Adjustment to reconcile net loss to net cash provided by operating activities: | |
| Change in assets and liabilities: | |
| Increase in receivable from parent company | (8,194) |
| Increase in prepaid expenses | (3,797) |
| Increase in payable to parent company | 8,571 |
| Decrease in accrued professional fees | (6,742) |
| Net cash provided by operating activities | (35,437) |
| | |
| Cash, beginning of year | 132,184 |
| Cash, end of year | $  96,747 |
| | |
| Supplementary Disclosure | |
| Cash paid for income taxes | - |

*The accompanying notes are an integral part of these financial statements.*

# Henderson Global Investors Equity Planning, Inc.
## (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Notes to Financial Statements

### December 31, 2010

## 1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the "Company"), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. ("HGINA") acquired 100% of its outstanding stock. HGINA is a wholly-owned subsidiary of Henderson International Inc. ("HII"). On March 13, 2000, the Company was granted membership in the Financial Industry Regulatory Authority, and concurrently on that same date, was registered as a Broker-Dealer with the United States Securities and Exchange Commission ("SEC"). The Company is registered to do business in Canada as an international advisor. The Company serves as a placement agent in connection with the offer and sale of interests in privately-offered vehicles.

## 2. Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Significant accounting policies are as follows:

### Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist principally of savings accounts, money markets and highly liquid short-term instruments having original maturity dates of three months or less at the time of purchase.

### Revenue Recognition

Placement fees received in connection with capital-raising services to certain privately-offered investment vehicles are recognized as revenue when services are performed. Interest income earned on cash and cash equivalents is recorded on an accrual basis.

Notes to Financial Statements (continued)

**2. Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The operations of the Company are included with those of Henderson International Inc. ("HII") in the filing of a consolidated Federal income tax return. HII computes its income tax provision on a separate-entity basis using the liability method in accordance with Accounting Standards Codification (ASC) 740 – *Income Taxes* ("ASC 740"). HII allocates income tax expense or benefit to the Company as if the Company filed a separate return. Under the liability method, the Company recognizes deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

The Company is a party to a tax sharing agreement. Under the agreement, the Company shall pay to HII an amount equal to the sum of the Company's federal income tax liability for such taxable year as shown on a pro forma federal return plus a net amount reasonably determined by HII to cover the Company's Federal income tax liabilities attributable to current or prior years that is not otherwise reflected in the Company's pro forma federal returns for such years. The Company's tax liabilities with HII as a result of the tax sharing agreement will be reflected in the financial statements as a payable to the parent company. In the event the Company has a net operating loss, HII shall pay an amount equal to the tax benefit shown on the pro forma tax returns. The Company's tax benefits with HII as a result of the tax sharing agreement will be reflected in the financial statements as a receivable to the parent company. The Company recognizes interest and penalties related to unrecognized tax benefits in other expense. During the year ended December 31, 2010 the Company did not incur any such expenses.

The Company has adopted the provision of ASC 740, formerly known as Financial Accounting Standards Board ("FASB") Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* – an interpretation of FASB Statement No. 109. Generally, ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards. ASC 740 prescribes certain thresholds and attributes for the financial statements recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The application of the provisions of the Interpretation has not had a material impact on the Company's financial position or results of operations. The Company is subject to examination by U.S. Federal and state tax authorities for returns filed for the prior three fiscal years 2007 through 2009.

Notes to Financial Statements (continued)

### 3. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"). Pursuant to SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2010, the Company had net capital of $63,204, which was $58,204 in excess of its required net capital of $5,000 and aggregate indebtedness of 53% of its net capital.

### 4. Related Party Transactions

The Company has a cost sharing agreement ("Agreement") with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA. If the Company was a stand-alone entity results could be materially different.

During 2010, the Company earned $50,000 in placement fees for services provided to an affiliated entity.

### 5. Income Taxes

The Company computes its tax expense or benefit using the consolidated federal statutory rate of 34%. Pursuant to the tax sharing agreement, under which HII has agreed to reimburse the Company for income tax benefits, the Company recognized an income tax benefit of $13,349 relating to the current year loss. Amounts receivable relating to the settlement of the income tax benefits are reflected as receivable from parent company on the statement of financial condition.

Notes to Financial Statements (continued)

**5. Income Taxes (continued)**

Significant components of income tax (expense) benefit are as follows:

|  | 2010 |
|---|---|
| Current: | |
| Federal | $ 13,036 |
| State | 313 |
| Total current | 13,349 |
| | |
| Deferred: | |
| Federal | (2,585) |
| State | (30) |
| Total deferred | (2,615) |
| Net (provision)/benefit | $ 10,734 |

The effective rate at which taxes are provided differs from the statutory rate of 34% due to provision for state taxes.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with ASC 740. The Company recognizes the federal and state deferred taxes associated with such temporary differences. The deferred tax asset of $4,789 relates to accrued service liabilities. There are no deferred tax liabilities at December 31, 2010.

No valuation allowance has been provided as it is more likely than not, based on an evaluation of currently available information and the operation of the tax sharing agreement, that the deferred tax assets will not be realized.

The Company would record interest and penalties related to income taxes as a component of income tax expense. The Company recorded no interest or penalties related to uncertain tax positions at December 31, 2010. Based upon the timing and status of its current examinations by taxing authorities, the Company does not believe that it is reasonably possible that any changes to the balance of unrecognized tax benefits occurring within the next 12 months will result in a significant change to the results of operations, financial condition or liquidity. In addition, the Company does not anticipate that there will be additional payments made or refunds received within the next 12 months with respect to the years under audit.

Henderson Global Investors Equity Planning, Inc.
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Notes to Financial Statements (continued)

### 5. Income Taxes (continued)

The earliest Federal tax year open for examination is 2007. The earliest open years in the Company's major state tax jurisdictions are 2007 for Massachusetts and Connecticut. The Company does not believe that any adjustment from any open tax year will result in a material change in the Company's financial position.

### 6. Subsequent Events

In preparing these financial statements, management has evaluated the impact of all subsequent events and transactions for potential recognition or disclosure and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplemental Information

**Henderson Global Investors Equity Planning, Inc.**
(a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and
Exchange Commission

December 31, 2010

**Computation of net capital**

| | | |
|---|---|---:|
| Total ownership equity (from statement of financial condition) | $ | 91,685 |
| | | |
| Total ownership equity qualified for net capital | $ | 91,685 |
| | | |
| Deductions and/or adjustments: | | |
| Nonallowable assets: | | |
| Receivable from parent company | | (21,374) |
| Prepaid expenses | | (7,107) |
| Net capital | $ | 63,204 |

**Computation of basic net capital requirement**

| | | |
|---|---|---:|
| Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi)) | $ | 5,000 |
| | | |
| Excess net capital | $ | 58,204 |

The above computation does not differ materially from the amended computation of net capital and excess net capital under Rule 15c3-1 as of December 31, 2010 as filed on Form X-17A-5 on February 22, 2011. The balances of Total ownership equity (from statement of financial condition), Total ownership equity qualified for net capital and Receivable from parent company shown above differ by $3,262, $3,262 and ($3,262), respectively, from the computation of net capital and excess net capital under Rule 15c3-1 as of December 31, 2010, as filed on Form X-17A-5 on January 25, 2011 due to an adjustment to tax expense and current and deferred taxes receivable.

# Henderson Global Investors Equity Planning, Inc.
### (a wholly-owned subsidiary of Henderson Global Investors (North America) Inc.)

## Statement Regarding Rule 15c3-3

### December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report



**Ernst & Young LLP**
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

## Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

 

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst & Young LLP*

ERNST & YOUNG LLP

February 22, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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limited by guarantee, does not provide services
to clients. This Report has been prepared by
Ernst & Young LLP, a client serving member firm
located in the United States.

